Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2014	2013	2012
	(in thousands)

Fixed Charges:
Interest Expense	$2,797	$2,962	$3,429
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$2,797	$2,962	$3,429

Earnings:
Income (Loss) Before Income Taxes and Non-Controlling Interest in Earnings of Consolidated Entities	$608,621	$564,251	$202,365
Other	1,379	16,337	24,675
Fixed Charges	2,797	2,962	3,429
Total Earnings	$612,797	$583,550	$230,469

Consolidated Ratio Of Earnings To Fixed Charges	219.09	197.01	67.21

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.